9/3


03045649

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSL Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3785 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 1/15/04





03 SEP -5 PM 7:21

ARIS
6-30-03

21 August 2003

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

PRELIMINARY FINAL REPORT – ACCOUNTS AND MEDIA RELEASE

Following are CSL's Preliminary Final Report, Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 30 June, 2003, Directors' Report and Declaration, Independent Review Report, and a Media Release and Presentation announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Enc

Appendix 4E

Preliminary final report

Introduced 01/01/2003. Origin: Appendix 4B

Name of entity

CSL LIMITED

ABN or equivalent company reference	Financial Year Ended ('current period')	Corresponding Period ('previous period')
99 051 588 348	Year ended 30 June 2003	Year ended 30 June 2002

Results for announcement to the market

					$A ' 000
Revenues from ordinary activities	~~up~~ / down	2.7%	to	$	1,300,344
Profit (loss) from ordinary activities after tax attributable to members	~~up~~ / down	43.1%	to	$	70,423
Net profit (loss) for the period attributable to members	~~up~~ / down	43.1%	to	$	70,423

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	22¢	22¢
Interim dividend paid on 15 April 2003	12¢	12¢

+ Record date for determining entitlements to the dividend, (in the case of a trust, distribution) — 26 September 2003

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NONE

The remainder of the information requiring disclosure to comply with listing rule 4.3A is contained in the attached 2003 annual report, media release and additional information table below.

Additional Information

NTA backing

	Current period	Corresponding period
Net tangible asset backing per + ordinary security	$2.42	$1.79

Control gained over entities having material effect

Name of entity (or group of entities)	NONE
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was + acquired	$A ' 000 N/A
Date from which such result has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Control lost over entities having material effect

Name of entity (or group of entities)	NONE
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$A ' 000 N/A
Date from which such result has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
Contribution to consolidated profit (loss) from ordinary and extraordinary items from the sale of interest leading to loss of control	N/A

Compliance statement

1 This report is based on accounts to which one of the following applies -

- [✓] The accounts have been audited
- [ ] The accounts are in the process of being audited or subject to review
- [ ] The accounts have been subject to review
- [ ] The accounts have not yet been audited or reviewed

2 The audit report by the auditor is attached.

Sign here: .... Date: 21 August 2003
(~~Director~~ / Company Secretary)

Print name: Peter R Turvey

CSL Limited and its controlled entities
Statement of Financial Performance
For the year ended 30 June 2003

	Notes	Consolidated Entity 2003 $000	Consolidated Entity 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Sales revenue	2	**1,300,344**	1,336,412	**456,368**	418,070
Cost of sales		**820,037**	814,637	**232,426**	220,258
Gross profit		**480,307**	521,775	**223,942**	197,812
Other revenues	2	**12,863**	13,770	**5,513**	14,146
Research and development expenses		**91,529**	93,277	**50,434**	49,630
Selling and marketing expenses		**112,178**	96,184	**47,790**	51,177
General and administration expenses		**92,125**	102,290	**38,626**	48,655
Borrowing costs	3	**34,228**	33,457	**225**	136
Other expenses	3(a)	**61,378**	53,884	**-**	4,492
Profit from ordinary activities before income tax expense		**101,732**	156,453	**92,380**	57,868
Income tax expense relating to ordinary activities	4	**31,309**	32,645	**22,863**	13,894
Profit from ordinary activities after income tax expense		**70,423**	123,808	**69,517**	43,974
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	**(53,699)**	2,555	**-**	-
Increase/(Decrease) in retained profits on adoption of revised accounting AASB 1028 "Employee Benefits"	1(b)	**(501)**	-	**(295)**	-
Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity		**(54,200)**	2,555	**(295)**	-
Total changes in equity other than those resulting from transactions with owners as owners	26	**16,223**	126,363	**69,222**	43,974
		cents	cents		
Basic earnings per share	39	**44.2**	78.2		
Diluted earnings per share	39	**44.1**	77.5		

The above statement of financial performance should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
Statement of Financial Position
As at 30 June 2003

	Notes	Consolidated Entity 2003 $000	Consolidated Entity 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
CURRENT ASSETS					
Cash assets	5	**83,466**	106,215	**40,736**	69,468
Receivables	6	**169,866**	190,446	**61,737**	64,536
Inventories	7	**490,094**	436,109	**79,826**	71,177
Other	8	**5,972**	5,930	**1,502**	1,065
Total Current Assets		**749,398**	738,700	**183,801**	206,246
NON-CURRENT ASSETS					
Receivables	9	**7,649**	2,546	**125,127**	72,817
Other financial assets	10	**2,786**	2,036	**694,797**	694,047
Property, plant and equipment	11	**537,556**	562,638	**264,012**	271,069
Deferred tax assets	12	**22,381**	16,268	**10,493**	9,151
Intangibles	13	**894,987**	989,934	**20,000**	-
Other	14	**4,781**	-	**-**	-
Total Non-Current Assets		**1,470,140**	1,573,422	**1,114,429**	1,047,084
TOTAL ASSETS		**2,219,538**	2,312,122	**1,298,230**	1,253,330
CURRENT LIABILITIES					
Payables	15	**193,715**	214,560	**58,867**	50,085
Interest bearing liabilities	16	**611**	78,109	**-**	-
Tax liabilities	17	**15,873**	10,092	**11,678**	1,075
Provisions	18	**33,167**	104,049	**15,163**	52,059
Total Current Liabilities		**243,366**	406,810	**85,708**	103,219
NON-CURRENT LIABILITIES					
Payables	19	**51,420**	80,377	**2,500**	-
Interest bearing liabilities	20	**577,448**	501,783	**-**	-
Deferred tax liabilities	21	**38,976**	22,739	**12,938**	13,941
Provisions	22	**25,630**	27,282	**25,630**	27,282
Total Non-Current Liabilities		**693,474**	632,181	**41,068**	41,223
TOTAL LIABILITIES		**936,840**	1,038,991	**126,776**	144,442
NET ASSETS		**1,282,698**	1,273,131	**1,171,454**	1,108,888
EQUITY					
Contributed equity	23	**936,430**	923,856	**936,430**	923,856
Reserves	24	**16,367**	70,069	**22,824**	22,827
Retained profits	25	**329,901**	279,206	**212,200**	162,205
TOTAL EQUITY		**1,282,698**	1,273,131	**1,171,454**	1,108,888

The above statement of financial position should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
Statement of Cash Flows
For the year ended 30 June 2003

	Notes	Consolidated Entity 2003 $000	Consolidated Entity 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Cash flows from Operating Activities					
Receipts from customers		**1,319,241**	1,314,967	**463,105**	421,487
Payments to suppliers and employees		**(1,128,858)**	(1,131,222)	**(360,585)**	(336,499)
Interest received		**753**	3,921	**359**	4,741
Income taxes paid		**(29,382)**	(22,168)	**(14,605)**	(13,635)
Borrowing costs		**(46,239)**	(35,413)	**(225)**	(136)
Net cash inflow from operating activities	36	**115,515**	130,085	**88,049**	75,958
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**8,209**	398	**23**	5
Payment for property, plant and equipment		**(74,279)**	(82,859)	**(24,450)**	(25,408)
Payment for other investments		**(750)**	(589)	**(750)**	(589)
Payment for investment in controlled entities		**-**	-	**-**	(310,522)
Purchase of business, net of cash acquired	37	**(16,222)**	(313,203)	**-**	-
Payment for restructuring of business		(37,789)	(9,033)	**-**	-
Payment for intellectual property		**(36,357)**	-	**-**	-
Net cash outflow from investing activities		**(157,188)**	(405,286)	**(25,177)**	(336,514)
Cash flows from Financing Activities					
Proceeds from issue of shares		**7,468**	326,456	**7,468**	326,456
Dividends paid		**(54,091)**	(45,947)	**(54,091)**	(45,947)
Advances to controlled entities		**-**	-	**(44,981)**	(17,737)
Proceeds from borrowings		**689,570**	13,837	**-**	-
Repayment of borrowings		**(603,661)**	(42,513)	**-**	-
Net cash inflow/(outflow) from financing activities		**39,286**	251,833	**(91,604)**	262,772
Net increase/(decrease) in cash held		**(2,387)**	(23,368)	**(28,732)**	2,216
Cash at the beginning of the financial year		**89,355**	109,489	**69,468**	67,252
Exchange rate variations on foreign cash balances		**(4,113)**	3,234	**-**	-
Cash at the end of the financial year	35	**82,855**	89,355	**40,736**	69,468

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies

(i) Foreign Currency Translation

The consolidated entity has adopted the revised Accounting Standard AASB 1012 "Foreign Currency Translation", which has resulted in a change in the accounting policy in relation to the classification of foreign currency contracts that are hedges. Previously, the consolidated entity included foreign currency contracts used to hedge borrowings in interest bearing liabilities. In accordance with the requirements of the revised Standard, these contracts will be shown separately. (refer to Note 15 and 19)

(ii) Employee benefits

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $501,000.

(iii) Provision for dividends

Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

The above policy was adopted from 1 July 2002 to comply with AASB 1044: Provisions, Contingent Liabilities and Contingent Assets. In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and completion of the financial report.

The adoption of this policy has no impact on the financial position at 30 June 2003 or on the financial results for the financial year then ended.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled from time to time during the year and at balance date.

Information from the financial statements of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent entity had control.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.


82-3785

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

The financial statements of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The financial statements of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value. Cost includes direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is the fair value of consideration given at the date of acquisition plus costs incidental to the acquisition. Where goodwill arises it is brought to account on the basis described in Note 1(m).

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount.

Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value.

(j) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Operating leases are not capitalised. Rental payments are charged against profits in equal instalments over the terms of the leases.

(l) Depreciation

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 25 years
Plant and equipment	5 - 15 years
Leasehold improvements	5 - 10 years


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

(m) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount. Recoverable amounts are based on expected net cash flows that have been discounted to their present value using the Group's weighted average cost of capital.

The expected net cash flows used to estimate the recoverable amount incorporate best-estimate assumptions. While evidence is available to support the best-estimate assumptions such evidence is generally future oriented and therefore judgemental in nature. In particular, currency exchange rates and the future pricing of Plasma Products are key determinants of the expected net cash flows. Expected net cash flows are based on the USD/CHF exchange rate not materially decreasing from the exchange rate as at balance date.

(n) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on R&D equipment is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered appropriate.

(o) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

(p) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title of the goods has passed to the buyer.

Interest income
Interest income is recognised as it accrues.

Other revenue
Other revenue, including government grants, is recognised when the entitlement is confirmed.

(q) Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(r) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

(s) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(t) Financial Instruments

Financial Instruments included in Assets

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely.

Bank deposits and bills of exchange are carried at cost.

Financial Instruments included in Liabilities

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade payables are normally settled within 60 days.

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

Swap payable represents the net position of foreign currency swap positions used to hedge borrowings. This swap was entered into with the objective of reducing the future exchange rate fluctuations on foreign currency borrowings.

Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains and losses on forward exchange contracts are accounted for as outlined in Note 1(e).

The consolidated entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its borrowings to fixed interest rates. It is the consolidated entity's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

(u) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(v) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave and long service leave.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

(w) Defined Benefit Superannuation Plan

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficit of each plan.

(x) Employee Share and Option Ownership Schemes

Certain employees are entitled to participate in share and option ownership schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 28. No remuneration expense is recognised in respect of employee shares and options issued. Amounts outstanding on employee share loans are included in non current receivables.

(y) Prior Year Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1012 "Foreign Currency Translation", Accounting Standards AASB 1028 "Employee Benefits" and Accounting Standards AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
2 Revenue from Ordinary Activities				
Sales revenue	**1,300,344**	1,336,412	**456,368**	418,070
Other revenue				
Interest received/receivable				
Other persons and/or corporations	**691**	3,829	**296**	2,231
Controlled entities	**-**	-	**2,225**	2,418
Proceeds from sale of property, plant and equipment	**8,209**	398	**23**	5
Rent	**191**	965	**191**	164
Royalties	**84**	215	**84**	215
Collaborative revenue	**998**	7,436	**998**	7,436
Other	**2,690**	927	**1,696**	1,677
Total other revenues	**12,863**	13,770	**5,513**	14,146
Total revenue from ordinary activities	**1,313,207**	1,350,182	**461,881**	432,216
3 Operating Profit				
Profit from ordinary activities before income tax includes the following specific net gains and expenses:				
Net gains				
Net gain/(loss) on disposal of property, plant and equipment	**87**	(505)	**(19)**	5
Foreign exchange gains/(losses)	**(182)**	(111)	**1,919**	1,333
Foreign currency translation gains/(losses)	**160**	(291)	**-**	-
Expenses				
Borrowing costs				
Interest paid/payable				
Other persons and/or corporations	**33,232**	33,457	**225**	136
Other borrowing costs	**996**	-	**-**	-
Total borrowing costs	**34,228**	33,457	**225**	136
Depreciation				
Buildings	**8,304**	7,636	**3,843**	3,697
Plant and equipment	**55,763**	56,366	**27,622**	28,409
Total depreciation	**64,067**	64,002	**31,465**	32,106
Amortisation				
Leasehold improvements	**2,435**	647	**-**	-
Intellectual Property (a)	**1,807**	-	**-**	-
Goodwill (a)	**51,487**	48,487	**-**	-
Total amortisation	**55,729**	49,134	**-**	-

(a) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Provisions				
Officer and employee benefits	**33,229**	28,170	**20,043**	16,891
Doubtful debts	**199**	439	**-**	-
Other provisions	**(7,557)**	406	**(6,736)**	(386)
Diminution in value of inventories	**12,885**	11,941	**3,579**	4,131
Diminution in value of investments	**-**	1,000	**-**	1,000
Total provisions	**38,756**	41,956	**16,886**	21,636
Investments written off	**-**	3,493	**-**	3,493
Rental expenses relating to operating leases	**13,098**	13,958	**2,664**	2,545
Superannuation contributions - defined benefit fund	**12,163**	10,095	**3,148**	2,219

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
4 Income Tax				
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax	**101,732**	156,453	**92,380**	57,868
Income tax calculated at 30%	**30,520**	46,935	**27,714**	17,360
Tax effect of permanent differences				
Building depreciation	**296**	296	**296**	296
Reduction in tax arising from the tax incentive for R&D	**(2,829)**	(2,557)	**(2,829)**	(2,557)
Equity raising costs	**(452)**	(452)	**(452)**	(452)
Under/(over) provision in previous year	**(398)**	(1,378)	**(404)**	(320)
Effects of different rates of tax on overseas income	**5,537**	(10,322)	**-**	-
Other non-allowable/assessable items	**(1,365)**	123	**(1,462)**	(433)
Income tax expense adjusted for permanent differences	**31,309**	32,645	**22,863**	13,894

Tax consolidation legislation

No decision has yet been made as to the timing of entry into tax consolidation for the purposes of income taxation. However, implementation of the tax consolidation legislation is not expected to have material impact on the consolidated assets and liabilities and results.

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
5 Current Assets - Cash assets				
Cash at bank and on hand	**83,466**	45,769	**40,736**	9,468
Cash deposits	**-**	60,446	**-**	60,000
	83,466	106,215	**40,736**	69,468
6 Current Assets - Receivables				
Trade debtors	**157,499**	175,686	**54,837**	52,572
Less: provision for doubtful debts	**1,211**	1,174	**500**	500
	156,288	174,512	**54,337**	52,072
Other debtors	**13,578**	15,934	**7,400**	12,464
	169,866	190,446	**61,737**	64,536
7 Current Assets - Inventories				
Raw materials and stores - at cost	**108,625**	84,890	**18,899**	17,028
Less: provision for diminution in value	**2,236**	5,030	**852**	828
Raw materials and stores - net	**106,389**	79,860	**18,047**	16,200
Work in progress - at cost	**207,116**	179,842	**26,212**	21,281
Less: provision for diminution in value	**14,651**	16,508	**338**	762
Work in progress - net	**192,465**	163,334	**25,874**	20,519
Finished goods - at cost	**197,525**	201,044	**36,622**	37,983
Less: provision for diminution in value	**6,285**	8,129	**717**	3,525
Finished goods - net	**191,240**	192,915	**35,905**	34,458
	490,094	436,109	**79,826**	71,177
8 Current Assets - Other				
Prepayments	**5,972**	5,930	**1,502**	1,065


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
9 Non-Current Assets - Receivables				
Related bodies corporate				
Wholly owned controlled entities	-	-	**113,539**	66,221
Partly owned controlled entities	-	-	**3,939**	4,050
Loans to directors (refer Notes 28 and 33)	**1,893**	86	**1,893**	86
Loans to employees (refer Note 28)	**5,756**	2,460	**5,756**	2,460
	7,649	2,546	**125,127**	72,817
10 Non-Current Assets - Other financial assets				
Investments in non-controlled entities at cost	**3,786**	3,036	**3,786**	3,036
Less: provision for diminution in value of investments	**1,000**	1,000	**1,000**	1,000
	2,786	2,036	**2,786**	2,036
Shares in controlled entities (refer Note 34)	-	-	**692,011**	692,011
	2,786	2,036	**694,797**	694,047
11 Non-Current Assets - Property, Plant and Equipment				
Land at deemed cost				
Opening balance	**30,624**	30,607	**25,029**	25,029
Additions	**259**	-	-	-
Disposals	**(3,310)**	-	-	-
Additions through acquisition of entity	-	612	-	-
Currency translation differences	**(472)**	(595)	-	-
Closing balance	**27,101**	30,624	**25,029**	25,029
Buildings at deemed cost				
Opening balance	**182,892**	171,146	**65,005**	64,105
Additions	**1,688**	2,522	-	-
Disposals	**(5,300)**	(12)	-	-
Additions through acquisition of entity	-	1,655	-	-
Transferred from capital work in progress	**19,431**	1,720	**5,968**	900
Currency translation differences	**(9,909)**	5,861	-	-
Closing balance	**188,802**	182,892	**70,973**	65,005
Accumulated depreciation				
Opening balance	**18,579**	10,916	**10,868**	7,171
Depreciation for the year	**8,304**	7,636	**3,843**	3,697
Disposals	**(1,108)**	-	-	-
Currency translation differences	**(950)**	27	-	-
Closing balance	**24,825**	18,579	**14,711**	10,868
Net book value	**163,977**	164,313	**56,262**	54,137
Net book value of land and buildings	**191,078**	194,937	**81,291**	79,166
Leasehold improvements at cost				
Opening balance	**4,916**	3,434	**168**	171
Additions	**5,826**	96	-	-
Disposals	**(548)**	(3)	-	(3)
Additions through acquisition of entity	**253**	-	-	-
Transferred from capital work in progress	**2,283**	1,673	-	-
Currency translation differences	**(1,613)**	(284)	-	-
Closing balance	**11,117**	4,916	**168**	168
Accumulated amortisation				
Opening balance	**2,144**	1,691	**168**	171
Amortisation for the year	**2,435**	647	-	-
Disposal	**(230)**	(3)	-	(3)
Currency translation differences	**(551)**	(191)	-	-
Closing balance	**3,798**	2,144	**168**	168
Net book value of leasehold improvements	**7,319**	2,772	-	-

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
11 Non-Current Assets - Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	**613,051**	515,467	**422,474**	405,873
Additions	**5,745**	21,491	**-**	-
Disposals	**(6,966)**	(4,053)	**(79)**	(302)
Additions through acquisition of entity	**1,013**	24,472	**-**	-
Transferred from capital work in progress	**74,183**	53,358	**30,608**	16,903
Currency translation differences	**(20,418)**	2,316	**-**	-
Closing balance	**666,608**	613,051	**453,003**	422,474
Accumulated Depreciation				
Opening balance	**321,606**	268,709	**267,176**	239,069
Depreciation for the year	**55,763**	56,366	**27,622**	28,409
Disposals	**(6,664)**	(3,162)	**(37)**	(302)
Currency translation differences	**(6,650)**	(307)	**-**	-
Closing balance	**364,055**	321,606	**294,761**	267,176
Net book value of plant and equipment	**302,553**	291,445	**158,242**	155,298
Capital work in progress				
Opening balance	**73,484**	68,560	**36,605**	29,000
Additions	**60,761**	58,750	**24,450**	25,408
Additions through acquisition of entity	**-**	158	**-**	-
Transferred to buildings at cost	**(19,431)**	(1,720)	**(5,968)**	(900)
Transferred to plant and equipment at cost	**(74,183)**	(53,358)	**(30,608)**	(16,903)
Transferred to leasehold improvements at cost	**(2,283)**	(1,673)	**-**	-
Currency translation differences	**(1,742)**	2,767	**-**	-
Closing balance	**36,606**	73,484	**24,479**	36,605
Total net book value of property, plant and equipment	**537,556**	562,638	**264,012**	271,069

Valuation of land and buildings

(a) Land and buildings are valued every three years.

(b) The directors' most recent valuation of land and buildings was at 30 June 2002 being $285,096,000 for the consolidated entity.

(c) The valuation of land and buildings is based on their fair market value based on existing use. The valuations in Australia and New Zealand were carried out by PR Dickinson, AAPI AREI; AK Brown, AAPI; and PW Senior, ANZIV SNZPI, of CB Richard Ellis Pty Ltd. The valuations in the USA were carried out by ME Kancel, SCGA, of Bliss Associates Inc., and by PR Seevers, MAI SRA, of Seevers Jordan Ziegenmeyer. The valuations in Switzerland were carried out by MGA Lequen Se Lacroix, MIRCS, of ONCOR International.

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
12 Non-Current Assets - Deferred tax assets				
Future income tax benefit	**22,381**	16,268	**10,493**	9,151
Attributable to timing differences	**19,466**	16,132	**10,493**	9,151
Attributable to carried forward losses	**2,915**	136	**-**	-
	22,381	16,268	**10,493**	9,151
13 Non-Current Assets - Intangibles				
Goodwill at cost (a)	**946,594**	1,015,206	**-**	-
Less: accumulated amortisation	**126,821**	86,053	**-**	-
	819,773	929,153	**-**	-
Intellectual property (b)	**57,828**	61,737	**-**	-
Less: accumulated amortisation	**2,614**	956	**-**	-
	55,214	60,781	**-**	-
Other intangibles	**20,000**	-	**20,000**	-
	894,987	989,934	**20,000**	-

(a) The foreign currency translation differences arising from the translation of self-sustaining foreign operations has reduced goodwill at cost by $88 million this financial year.

(b) In the prior period, ZLB Bioplasma AG purchased product registrations and trade marks for Sandoglobulin and Sanglopor from Novartis. The intellectual property in the amount of CHF 52.2 million was discounted to its fair value with the corresponding payable apportioned between current and non current payables (refer Notes 15 and 19).

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
14 Non-Current Assets - Other				
Deferred borrowing costs	**4,781**	-	-	-

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
15 Current Liabilities - Payables				
Trade creditors	**110,744**	104,033	**27,518**	24,724
Other creditors	**77,432**	103,042	**31,349**	25,361
Swap payable (refer Note 42)	**5,539**	7,485	**-**	-
	193,715	214,560	**58,867**	50,085
16 Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank overdrafts	**611**	16,860	**-**	-
Bank loans (refer Note 20(a))	**-**	61,249	**-**	-
	611	78,109	**-**	-
17 Current Liabilities - Tax liabilities				
Income tax	**15,873**	10,092	**11,678**	1,075
18 Current Liabilities - Provisions				
Dividends (refer Note 25)	**-**	34,864	**-**	34,864
Employee benefits	**23,522**	24,780	**14,707**	14,207
Restructuring of acquired entities (a) (b)	**9,305**	40,484	**-**	-
Other (b)	**340**	3,921	**456**	2,988
	33,167	104,049	**15,163**	52,059

(a) Restructuring of acquired entities
This provision relates to prior acquisitions and also includes the restructuring provision in relation to the acquisition of By-Prod and Siris assets made during the year as discussed in Note 37.

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
(b) Movements				
(i) Restructuring of acquired entities				
Carrying amount at the beginning of the financial year	**40,484**	23,883	**-**	-
Additional provision	**6,170**	23,623	**-**	-
Payments made	**(37,789)**	(9,033)	**-**	-
Currency translation differences	**440**	2,011	**-**	-
Carrying amount at the end of the financial year	**9,305**	40,484	**-**	-
(ii) Other				
Carrying amount at the beginning of the financial year	**3,921**	3,462	**2,988**	2,400
Additional provision	**1,008**	2,059	**979**	1,225
Payments made	**(1,339)**	(1,600)	**(1,111)**	(637)
Provision no longer required	**(3,250)**	-	**(2,400)**	-
Carrying amount at the end of the financial year	**340**	3,921	**456**	2,988
19 Non-Current Liabilities - Payables				
Other creditors	**25,388**	26,949	**2,500**	-
Swap payable (refer Note 42)	**26,032**	53,428	**-**	-
	51,420	80,377	**2,500**	-
20 Non-Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank loans (a)	**177,719**	284,989	**-**	-
Vendor loans (b)	**25,142**	216,794	**-**	-
Other loans (c)	**374,587**	-	**-**	-
	577,448	501,783	**-**	-

(a) During the year, the group refinanced its borrowings. As part of this refinancing, a global multi-currency facility of $A400 million was established with CHF160 million drawn down. The facility matures in December 2005 with an option to roll over until December 2007. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan is provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. During the year, the group repaid CHF160 million as part of its refinancing of borrowings.The remaining loan balance matures in July 2005. Interest is fixed at 4.75% for the term of the loan.

(c) During the year, the group completed an issue of USD250 million of Senior Unsecured Notes into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

Refer to Note 42 for further details on the foreign exchange and maturity profile of the consolidated entity's borrowings and the impact of currency and interest rate swaps on the effective interest rates and Note 38 for details on the total facilities available and drawn down.



82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
21 Non-Current Liabilities - Deferred tax liabilities				
Provision for deferred income tax	**38,976**	22,739	**12,938**	13,941
22 Non-Current Liabilities - Provisions				
Claims provision including IBNR (a) (b)	**15,853**	21,168	**15,853**	21,168
Employee benefits	**9,777**	6,114	**9,777**	6,114
	25,630	27,282	**25,630**	27,282

(a) Claims provision including IBNR
The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

(b) Movements
(i) Claims provision including IBNR

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Carrying amount at the beginning of the financial year	**21,168**	22,779	**21,168**	22,779
Provision no longer required	**(5,315)**	(1,611)	**(5,315)**	(1,611)
Carrying amount at the end of the financial year	**15,853**	21,168	**15,853**	21,168



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
23 Contributed Equity:				
Ordinary shares fully paid	**936,430**	923,856	**936,430**	923,856

	2003		2002	
	Number of shares	$000	Number of shares	$000
Movements in shares on issue:				
Opening balance	**158,470,491**	**923,856**	149,667,254	596,407
Shares issued on equity placement (a)	-	-	8,250,000	330,000
Shares issued to employees through participation in SESOP II (b)	**1,219,977**	**8,025**	544,934	4,912
Shares issued to employees through participation in GESOP (c)	-	-	8,303	328
Shares issued to shareholders through participation in Shareholder Plan (d)	**170,350**	**3,625**	-	-
Shares issued to employees through participation in GESP (e)	**77,842**	**924**	-	-
Share issue placement costs (a)	-	-	-	(7,791)
Balance at 30 June	**159,938,660**	**936,430**	158,470,491	923,856

(a) On 3 July 2001 the parent entity issued 8,250,000 fully paid shares at $40.00 per share for the purpose of enabling the consolidated entity to acquire 47 US based plasma collection centres and associated laboratory facilities from Nabi. Cost associated with the equity raising have been applied against contributed equity.

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	*$000*	***$000***	*$000*
(b) Options exercised under SESOP II as disclosed at Note 28 during the year were as follows:				
- 530,333 issued at $0.01	**5**	-	**5**	-
- 200,000 issued at $8.93	**1,786**	-	**1,786**	-
- 56,314 issued at $10.82	**609**	-	**609**	-
- 61,400 issued at $11.45	**703**	-	**703**	-
- 371,930 issued at $13.23	**4,922**	-	**4,922**	-
- 90,000 issued at $5.01	-	451	-	451
- 79,308 issued at $5.29	-	419	-	419
- 7,000 issued at $5.73	-	40	-	40
- 60,000 issued at $6.05	-	363	-	363
- 193,566 issued at $10.82	-	2,094	-	2,094
- 78,400 issued at $11.45	-	898	-	898
- 18,660 issued at $13.23	-	247	-	247
- 18,000 issued at $22.22	-	400	-	400
	8,025	4,912	**8,025**	4,912
(c) Shares issued to employees under GESOP as disclosed in Note 28 were as follows: - 8,303 issued at $39.45	-	328	-	328
(d) Shares issued to shareholders under the Shareholder Plan were as follows: - 170,350 issued at $21.28 on 15 November 2002	**3,625**	-	**3,625**	-
(e) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 28 were as follows: - 77,842 issued at $11.87 on 12 March 2003	**924**	-	**924**	-

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
24 Reserves				
Composition				
Asset revaluation reserve	**22,308**	22,308	**22,824**	22,824
Foreign currency translation reserve	**(5,941)**	47,758	**-**	-
General reserve	**-**	-	**-**	-
Options reserve	**-**	3	**-**	3
	16,367	70,069	**22,824**	22,827
Movements				
Asset revaluation reserve				
Opening balance	**22,308**	22,308	**22,824**	22,824
Increment on revaluation of land and buildings	**-**	-	**-**	-
Closing balance	**22,308**	22,308	**22,824**	22,824
Foreign currency translation reserve				
Opening balance	**47,758**	45,203	**-**	-
Net exchange differences on translation of foreign controlled entities, net of hedge	**(53,699)**	2,555	**-**	-
Closing balance	**(5,941)**	47,758	**-**	-
General reserve				
Opening balance	**-**	5,618	**-**	5,618
Transfer to retained profits	**-**	(5,618)	**-**	(5,618)
Closing balance	**-**	-	**-**	-
Options reserve				
Opening balance	**3**	1,274	**3**	1,274
Net options issued during the period	**(3)**	2	**(3)**	2
Options exercised during the period	**-**	(1,273)	**-**	(1,273)
Closing balance	**-**	3	**-**	3

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
25 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**279,206**	205,148	**162,205**	167,981
Adjustment arising from adoption of revised accounting standard:				
AASB 1028 "Employee Benefits"	**(501)**	-	**(295)**	-
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**34,864**	-	**34,864**	-
Transfer from general reserve	**-**	5,618	**-**	5,618
Dividends provided for or paid	**(54,091)**	(55,368)	**(54,091)**	(55,368)
Net profit or loss	**70,423**	123,808	**69,517**	43,974
Retained profits at the end of the financial year	**329,901**	279,206	**212,200**	162,205
Appropriation of 2002 final dividend (17 cents per share fully franked) in respect of shares issued after 30 June 2002 and before the record date for dividends (2001: 17 cents per share fully franked)	**60**	1,503	**60**	1,503
Final ordinary dividend of 22 cents per share fully franked paid on 10 October 2002 recognised as a liability at 30 June 2002 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (note 1(b))	**34,864**	34,864	**34,864**	34,864
Interim ordinary dividend of 12 cents per share fully franked paid on 15 April 2003 (2002: 12 cents per share fully franked)	**19,167**	19,001	**19,167**	19,001
	54,091	55,368	**54,091**	55,368


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
25 Retained Profits and Dividends (continued)				
Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 22 cents per share fully franked. The aggregate amount of the proposed dividend expected to be paid on 10 October 2003 out of retained profits at 30 June 2003, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends is	**35,187**	-	**35,187**	-
Franking credit balance				
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end. This balance has been determined in accordance with the revised imputation system that came into force on 1 July 2002.				
Class C - franked to 30%	**40,932**	23,076	**33,766**	16,857
26 Equity				
Total equity at the beginning of the financial year	**1,273,131**	875,958	**1,108,888**	794,104
Total changes in equity recognised in the statement of financial performance	**16,223**	126,363	**69,222**	43,974
Transactions with owners as owners				
Adjustment arising from adoption of revised accounting standards	**34,864**	-	**34,864**	-
Contributed equity, net of transaction costs	**12,571**	326,178	**12,571**	326,178
Dividends	**(54,091)**	(55,368)	**(54,091)**	(55,368)
Total equity at 30 June	**1,282,698**	1,273,131	**1,171,454**	1,108,888
27 Directors' and Executives' Remuneration				
(a) Directors' Remuneration				
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each consolidated entity, directly or indirectly, by the entities of which they are directors or any related party:[1,2]	**6,721**	8,669		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of CSL Limited, directly or indirectly, from the entity or any related party:			**6,697**	8,632

Under Article 89, the amount currently approved for the purpose of paying fees to directors of the parent entity who are not full time employees of the consolidated entity is $1,000,000 per annum. Of this amount such directors in 2003 received $730,300 (2002: $615,600).

	2003 Number	2002 Number
Number of parent entity directors whose income from the parent entity and any related bodies corporate was within the following bands:		
$ 80,000 - $ 89,999	-	4
$ 90,000 - $ 99,999	1	1
$100,000 - $109,999	4	-
$180,000 - $189,999	-	1
$210,000 - $219,999	1	-
$480,000 - $489,999	-	1
$740,000 - $749,999	1	-
$5,220,000 - $5,229,999	1	-
$7,530,000 - $7,539,999	-	1

[1] For the purposes of Note 27(a) the definition of director excludes any person who is a full time employee of the parent entity, unless that person is a director of the parent entity.

[2] The executive directors remuneration includes options issued under the Senior Executive Share Ownership Plan. The options have been valued using the Black-Scholes option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the options evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive directors remuneration in prior years using the grant date basis of measurement.

(b) Directors' Retirement Benefits

There were no prescribed benefits given to a person, or to a prescribed superannuation fund, in connection with the retirement of a person from a prescribed office in relation to an entity in the consolidated entity during the financial year.



	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
27 Directors' and Executives' Remuneration (continued)				
(c) Executive Officers' Remuneration				
Income received or due and receivable by Australian-based executive officers (including executive directors) of the consolidated entity, from all entities in the consolidated entity or a related party, whose income is $100,000 or more	**10,440**	10,607		
Income received or due and receivable by Australian-based executive officers (including executive directors) of the parent entity, from the parent entity or any related party, whose income is $100,000 or more			**10,440**	10,607

The number of executive officers whose income was within the following bands:

following bands:	Number		Number	
$100,000 - $109,999	**1**	1	**1**	1
$110,000 - $119,999	**2**	1	**2**	1
$120,000 - $129,999	**1**	1	**1**	1
$130,000 - $139,999	**-**	2	**-**	2
$140,000 - $149,999	**-**	2	**-**	2
$150,000 - $159,999	**-**	2	**-**	2
$180,000 - $189,999	**5**	1	**5**	1
$190,000 - $199,999	**-**	5	**-**	5
$210,000 - $219,999	**3**	-	**3**	-
$220,000 - $229,999	**1**	3	**1**	3
$230,000 - $239,999	**1**	1	**1**	1
$240,000 - $249,999	**2**	1	**2**	1
$250,000 - $259,999	**2**	2	**2**	2
$260,000 - $269,999	**1**	4	**1**	4
$270,000 - $279,999	**1**	-	**1**	-
$280,000 - $289,999	**-**	2	**-**	2
$300,000 - $309,999	**1**	1	**1**	1
$310,000 - $319,999	**1**	-	**1**	-
$340,000 - $349,999	**1**	-	**1**	-
$350,000 - $359,999	**2**	1	**2**	1
$360,000 - $369,999	**2**	-	**2**	-
$370,000 - $379,999	**-**	1	**-**	1
$410,000 - $419,999	**-**	1	**-**	1
$420,000 - $429,999	**1**	-	**1**	-
$520,000 - $529,999	**-**	1	**-**	1
$560,000 - $569,999	**1**	1	**1**	1
$630,000 - $639,999	**1**	-	**1**	-
$640,000 - $649,999	**1**	-	**1**	-
$680,000 - $689,999	**-**	1	**-**	1
$740,000 - $749,999	**1**	-	**1**	-
$770,000 - $779,999	**-**	1	**-**	1
$780,000 - $789,999	**-**	1	**-**	1
$970,000 - $979,999	**1**	-	**1**	-

The executives' remuneration includes options issued under the Senior Executive Share Ownership Plan. The options have been valued using the Black-Scholes option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the options evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executives' remuneration in prior years using the grant date basis of measurement. Prior year comparatives have also been amended to include the value of options in accordance with ASIC guidelines.



27 Directors' and Executives' Remuneration (continued)

(d) Chief Executive Officer Memorandum of Understanding

The parent entity has entered into a Memorandum of Understanding with Dr B A McNamee dated 16 July 1998 (the MOU). The issue of shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee under the MOU was approved by the Company's shareholders at the 2000 Annual General Meeting.

The incentive is designed to encourage him to conduct the consolidated entity's business with a view to the parent entity's share price out performing an appropriate ASX industrial index progressively from 31 August 1998. If the parent entity's share price underperforms the said ASX index over the relevant period, no amount is payable in respect of that period.

In September 2002, Dr B A McNamee was issued 204,600 options at 1 cent per share in SESOP II in accordance with this agreement for the entity's progressive share price performance from 31 August 1998 to 31 August 2002.

In accordance with the MOU, Dr B A McNamee will not receive any options for the parent entity's progressive share price performance for the financial year ended 30 June 2003.

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
28 Employee Benefits				
Aggregate employee benefit liability (refer Notes 18 and 22)	**33,299**	30,894	**24,484**	20,321
(a) The number of full time equivalents employed at 30 June	**3,792**	3,821	**1,410**	1,455

(b) Employee Option Ownership Scheme

CSL Limited offers to senior employees options over ordinary shares. CSL Limited operates two types of option plans.

Senior Executive Share Ownership Plan (SESOP)

The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 19 November 1998.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

28 *Employee Benefits (continued)*

(b) Employee Option Ownership Scheme (continued)

The following table summarises information about options outstanding and exercisable at 30 June 2003:

Month of issue	No. of employees	Opening Balance	Issued	SESOP II Options During the year: Exercised	Lapsed	Balance at 30 June 2003	Exercise Price	Expiry Date
SESOP II - November 1997	1	300,000	-	200,000	-	100,000	$8.93	Nov-04
SESOP II - March 1998	12	92,400	-	61,400	-	31,000	$11.45	Mar-05
SESOP II - July 1998	11	117,196	-	56,314	2,572	58,310	$10.82	Jul-05
SESOP II - July 1999	27	909,450	-	371,930	17,600	519,920	$13.23	Jul-06
SESOP II - November 1999	1	85,000	-	-	-	85,000	$20.84	Nov-06
SESOP II - February 2000	1	60,000	-	-	-	60,000	$21.01	Feb-07
SESOP II - July 2000	1	-	-	-	-	-	$22.22	Feb-07
SESOP II - July 2000	1	200,000	-	-	-	200,000	$23.07	Feb-07
SESOP II - August 2000	28	939,500	-	-	174,600	764,900	$34.04	Aug-07
SESOP II - October 2000	1	82,540	-	82,540	-	-	$0.01	Nov-07
SESOP II - June 2001	34	844,800	-	-	53,000	791,800	$37.54	Jun-08
SESOP II - July 2001	3	170,000	-	-	80,000	90,000	$49.31	Jul-08
SESOP II - August 2001	17	268,400	-	-	14,000	254,400	$37.54	Aug-08
SESOP II - September 2001	1	243,193	-	243,193	-	-	$0.01	Aug-08
SESOP II - October 2001	1	5,000	-	-	-	5,000	$43.51	Aug-08
SESOP II - December 2001	3	91,000	-	-	-	91,000	$49.94	Dec-08
SESOP II - January 2002	1	20,000	-	-	-	20,000	$47.20	Jan-09
SESOP II - April 2002	1	3,000	-	-	-	3,000	$40.41	Apr-09
SESOP II - July 2002	49	-	1,388,300	-	57,500	1,330,800	$27.97	Jul-09
SESOP II - September 2002	1	-	204,600	204,600	-	-	$0.01	Sep-09
SESOP II - October 2002	1	-	30,000	-	-	30,000	$20.67	Oct-09
Total		4,431,479	1,622,900	1,219,977	399,272	4,435,130		

Options in CSL Limited are not listed and as such have no readily determinable market value.

(c) General Employee Share Ownership Plan (GESOP)
Since 1999-2000, the parent entity has offered employees the option of taking a bonus entitlement earned under either the Enterprise Bargaining Agreement or the performance management system in the form of shares in the parent entity in lieu of cash payments.

(d) Global Employee Share Plan (GESP)
During this financial year, the group introduced the Global Employee Share Plan (GESP). Under the plan, employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

29 Superannuation Commitments

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity contribute to the respective plans in accordance with the Trust Deeds following receipt of actuarial advice. Actuarial assessments are made at no more than three yearly intervals.

Name of the plan	Type	Date of last financial report
CSL Superannuation Plan (CSL)	Defined Benefit and Accumulation	30 June 2002
ZLB Bioplasma AG Pension Fund (ZLB)	Modified Defined Benefit	31 December 2002

Details of the superannuation funds extracted from their most recent financial report are as follows:-

	CSL $000	ZLB $000	TOTAL $000
Net market value of plan assets	57,821	152,539	210,360
Accrued benefits (a),(b)	58,401	155,765	214,166
Excess/(Deficiency) of plan assets over accrued benefits	(580)	(3,226)	(3,806)
Vested benefits	58,401	155,765	214,166

(a) An actuarial update of the CSL Superannuation Plan was performed by Paul Shallue, BSc , FIAA of NSP Buck Pty Limited on 1 July 2003. This review showed a deficiency of plan assets over accrued benefits of $1.8m. Although no commitment has been made at this time, CSL will provide further funding from time to time, if required, to return this fund to surplus.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Marc Andre Rothlisberger, Qualified Pension Actuary and Dr Oliver Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 1 January 2003. This actuarial assessment was conducted in accordance with the Trust Deed and Swiss Law and as such has been performed on a 'static basis' which resulted in a deficiency of $3.2m. Under the Trust Deed, the employees and ZLB Bioplasma AG are responsible for making good this deficiency on a prospective basis and have entered into an agreement to share this cost with effect from 1 July 2003. ZLB Bioplasma AG commissioned a further actuarial report dated 31 May 2003 that assessed the position of the fund at 31 December 2002 on a 'dynamic basis' using principles consistent with Australian GAAP. This report shows a deficiency of plan assets over accrued benefits of $12.3m.


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
30 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
- Ernst & Young	**329,500**	125,500	**329,500**	125,500
- Andersen [1]	**-**	387,300	**-**	104,300
Total for parent entity auditors	**329,500**	512,800	**329,500**	229,800
- Ernst & Young related practices	**755,500**	574,000	**-**	-
	1,085,000	1,086,800	**329,500**	229,800
Amounts received, or due and receivable for other services in relation to all entities in the consolidated group				
- Ernst & Young	**-**	-	**-**	-
- Andersen [1,2]	**-**	427,917	**-**	144,917
Total for parent entity auditors	**-**	427,917	**-**	144,917
- Ernst & Young related practices [2]	**550,817**	121,000	**-**	-
Total remuneration	**1,635,817**	**1,635,717**	329,500	**374,717**

[1] ASIC approved the resignation of Arthur Andersen as auditor of the parent entity and as auditor of various controlled entities effective 2 July 2002. Following the resignation of Arthur Andersen, the directors resolved to appoint Ernst & Young Australia as the auditors of the parent entity and all controlled entities within the Group. This appointment was subsequently ratified at the 2002 Annual General Meeting.

[2] Includes due diligence work and other compliance audits.

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
31 Commitments				
(a) Capital Commitments				
Total capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**11,042**	22,926	**2,552**	6,690
(b) Lease Commitments				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**10,725**	11,758	**1,673**	1,888
Later than one year but not later than five years	**21,175**	26,967	**1,561**	2,195
Later than five years	**59,901**	63,883	**-**	-
	91,801	102,608	**3,234**	4,083
Representing				
Non-cancellable operating leases	**91,801**	102,608	**3,234**	4,083

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

(c) Other

On 19 June 1998, CSL Limited entered into an agreement with Aviron (now part of MedImmune Inc.) to develop and register for sale Aviron's intranasal influenza vaccine. Upon successful achievement of a series of milestones related to the registration and PBS listing of the product Aviron will become entitled to options over 1,000,000 ordinary shares in CSL Limited at an exercise price of $9.82 per share plus a premium of up to $2.00 depending on when exercised.

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000

32 Contingent Liabilities

(a) Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Parent entity guarantee of controlled entity borrowings	**-**	-	**583,958**	407,151
Bank guarantees	**5,524**	2,410	**5,524**	2,410
	5,524	2,410	**589,482**	409,561

(b) As explained in Note 34, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

(c) The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. These contingent liabilities amount to:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
liabilities amount to:	**4,099**	5,014	**2,896**	3,015

(d) On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst. The consideration included an earn out agreement entitling Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK to further payments if certain performance targets are met at the end of 30 June 2003 and 30 June 2005 reporting periods. The 30 June 2003 performance target was not met, thereby reducing the maximum contingent liability payable under this earn out agreement to CHF 90 million (AUD $100 million).

(e) The legal matter with Aventis Pasteur SA in relation to the transfer of travel vaccines has been settled.

(f) The legal matter with Alpine Biologics Inc. in relation to the distribution of Albumin in the USA has been settled.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

33 Related Parties

(a) Directors

The directors of CSL Limited during the financial year were:

P H Wade	Dr B A McNamee
E A Alexander	A M Cipa
C I R McDonald	I A Renard
K J Roberts	A C Webster

Information in relation to remuneration of directors is disclosed in Note 27.

(b) Directors' Shareholdings and Interests

	Issued by the Parent Entity	
	2003	2002
Shares and options held at the end of the year	Number	
Ordinary shares (refer to Directors' Report)	**855,315**	114,833
Options - SESOP II	**200,954**	762,641
Movements in directors' shareholdings during the year		
Aggregate number of shares acquired by directors or their director related entities through purchases were:	**7,149**	7,600
Aggregate number of shares acquired by directors or their director related entities through exercising their options were:	**766,287**	24,274
Aggregate number of options acquired by directors or their director related entities were:	**204,600**	243,193
Aggregate number of shares disposed of by directors or their director related entities were:		
- fully paid shares	**-**	2,912
- options (exercised and shares sold)	**32,954**	24,274

	Consolidated Entity		Parent Entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
(c) Loans to directors and director-related entities				
Loans to directors disclosed in Note 9 comprise:				
Unsecured Loans	**1,893,058**	86,052	**1,893,058**	86,052
Loan repayments received:				
Unsecured loans to A M Cipa	**430,002**	209,109	**430,002**	209,109
Unsecured loans to Dr B A McNamee	**10,005**	8,534	**10,005**	8,534

In accordance with the rules of the Senior Executive Share Ownership Plan (SESOP) Dr B A McNamee and Mr A M Cipa received an interest free loan (disclosed in Note 9) from the parent entity which was used to take up an offer of options over ordinary shares in the parent entity.

(d) Other Transactions of Directors and Director-Related Entities

The directors of the consolidated entity, or their director-related entities, have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances:

Provision of taxation, due diligence, information technology services and internal audit by PricewaterhouseCoopers, a firm in which E A Alexander was a partner until June 2002, to a value of $2,556,400 (2002:$3,732,337).

Provision of legal services by Allens Arthur Robinson, a firm to which I A Renard is a consultant to a value of $817,400 (2002:$965,532).

The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

(e) Transactions with Related Parties in the wholly ownedcontrolled entities

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

33 Related Parties (continued)

(e) The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:
The ownership interests in related parties in the consolidated entity are disclosed in Note 34. All transactions with controlled entities have been eliminated on consolidation.

(f) Transactions with Other Related Parties
The parent entity entered into the following transactions during the year with other related parties:
. Loans were advanced and repayments received on the long term intercompany accounts; and
. Provision of research and development services

Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

(g) Ultimate Controlling Entity
The ultimate controlling entity is CSL Limited.

34 Controlled Entities

	Country of incorporation	Percentage Owned		
		2003	2002	
		%	%	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	100	100	
Cervax Pty Ltd	Australia	74	74	
CSL (New Zealand) Limited	New Zealand	100	100	(c)
Iscotec AB	Sweden	100	100	(c)
CSL International Pty Ltd	Australia	100	100	
CSL Finance Pty Ltd	Australia	100	100	
CSL Denmark ApS	Denmark	100	100	(c)
ZLB Bioplasma AG	Switzerland	100	100	(c)
ZLB Bioplasma GmbH	Germany	100	100	(c)
CSL UK Holdings Limited	England	100	100	(c)
JRH Biosciences Limited	England	100	100	(c)
ZLB Bioplasma UK Limited	England	100	100	(c)
ZLB Bioplasma Belgium sprl	Belgium	100	100	(c)
ZLB Bioplasma Italy srl	Italy	100	-	(a) (c)
CSL UK (in Members Voluntary Liquidation)	England	100	100	(b)
CSL US Inc	USA	100	100	(c)
JRH Biosciences Inc	USA	100	100	(c)
Biocor Animal Health Inc	USA	100	100	(c)
ZLB Bioplasma Inc	USA	100	100	(c)

(a) ZLB Bioplasma Italy srl was incorporated in September 2002.
(b) CSL UK (in Members Voluntary Liquidation) was dissolved with effect from 28 July 2003.
(c) Audited by affiliates of the parent entity auditors.



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

34 Controlled Entities (continued)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with the ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd is as follows:

Statement of Financial Performance	**2003**	2002
	$000	$000
Sales revenue	**476,123**	418,070
Cost of sales	**250,330**	220,258
Gross profit	**225,793**	197,812
Other revenues	**62,364**	189,782
Research and development expenses	**50,434**	49,630
Selling and marketing expenses	**48,532**	51,177
General and administration expenses	**36,980**	78,347
Borrowing costs	**11,175**	136
Other expenses	**-**	4,492
Profit from ordinary activities before income tax expense	**141,036**	203,812
Income tax expense relating to ordinary activities	**37,397**	13,894
Profit from ordinary activities after income tax expense	**103,639**	189,918
Set out below is a summary of movements in consolidated retained profits of the closed group		
Retained profits at the beginning of the financial year	**317,492**	167,981
Net profit	**103,639**	189,918
Adjustment arising from adoption of revised accounting standard	**34,569**	-
Transfer from general reserves	**-**	5,618
Dividends provided for or paid	**(54,091)**	(55,368)
Retained profits at the end of the financial year	**401,609**	308,149
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**40,736**	69,468
Receivables	**67,554**	64,536
Inventories	**93,024**	71,177
Other	**1,502**	1,065
Total Current Assets	**202,816**	206,246
NON-CURRENT ASSETS		
Receivables	**630,637**	72,817
Other financial assets	**844,907**	840,226
Property, plant and equipment	**264,907**	271,069
Deferred tax assets	**10,756**	9,151
Intangibles	**20,000**	-
Total Non-Current Assets	**1,771,207**	1,193,263
TOTAL ASSETS	**1,974,023**	1,399,509
CURRENT LIABILITIES		
Payables	**60,552**	50,483
Interest bearing liabilities	**611**	-
Tax liabilities	**11,109**	1,075
Provisions	**15,301**	52,059
Total Current Liabilities	**87,573**	103,617
NON-CURRENT LIABILITIES		
Payables	**33,442**	-
Interest bearing liabilities	**439,930**	-
Deferred tax liabilities	**26,748**	13,941
Provisions	**25,630**	27,282
Total Non-Current Liabilities	**525,750**	41,223
TOTAL LIABILITIES	**613,323**	144,840
NET ASSETS	**1,360,700**	1,254,669
EQUITY		
Contributed equity	**936,430**	923,856
Reserves	**22,661**	22,664
Retained profits	**401,609**	308,149
TOTAL EQUITY	**1,360,700**	1,254,669

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Notes	Consolidated Entity 2003 $000	Consolidated Entity 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
35 Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	**83,466**	45,769	**40,736**	9,468
Cash deposits	5	**-**	60,446	**-**	60,000
Bank overdrafts	16	**(611)**	(16,860)	**-**	-
		82,855	89,355	**40,736**	69,468

(ii) Non-Cash Financing and Investing Activities

On 28 June 2002, ZLB Bioplasma AG purchased product registrations and trade marks for Sandoglobulin and Sanglopor from Novartis. The intellectual property in the amount of $60.8 million was discounted to its fair value with the corresponding payable apportioned between current and non current payables.

36 Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations	Notes	Consolidated Entity 2003 $000	Consolidated Entity 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Profit from ordinary activities after tax		**70,423**	123,808	**69,517**	43,974
Non-cash items in profit from ordinary activities					
Depreciation and amortisation	3	**119,796**	113,136	**31,465**	32,106
Loss/(profit) on sale of property, plant and equipment	3	**(87)**	505	**19**	(5)
Investments written off or provided for	3	**-**	4,493	**-**	4,493
Amortisation of borrowing costs		**661**	-	**-**	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities					
(Increase)/decrease in receivables		**8,047**	(30,898)	**574**	(5,989)
(Increase)/decrease in inventories		**(84,534)**	(126,499)	**(8,649)**	(1,370)
(Increase)/decrease in prepayments		**(142)**	3,371	**(437)**	(408)
(Increase)/decrease in tax assets		**(6,113)**	1,921	**(1,342)**	494
Increase/(decrease) in payables		**5,190**	28,572	**(8,718)**	2,401
Increase/(decrease) in provisions		**(5,766)**	3,123	**(3,980)**	497
Increase/(decrease) in tax liabilities		**8,040**	8,553	**9,600**	(235)
Net cash inflow from operating activities		**115,515**	130,085	**88,049**	75,958


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

37 Businesses Acquired

The following investments in operating assets were acquired by the consolidated entity at the dates stated.Their operating results have been included in the consolidated statement of financial performance from the relevant dates and the operating assets acquired have been included in the statement of financial position since the date of acquisition.

On 14 February 2003, the consolidated entity acquired the serum business of By-Prod Corporation and the Siris Group for consideration of AUD $23.7 million.

On 6 September 2001, the consolidated entity acquired 47 US based plasma collection centres and associated laboratory facilities from Nabi for consideration of AUD $316.9 million.

	Consolidated Entity	
	2003	2002
	$000	$000
Consideration		
Cash	**23,685**	316,891
Total consideration	**23,685**	316,891
Fair value of net assets acquired		
Goodwill	**13,796**	260,089
Cash	**-**	875
Property, plant and equipment	**1,266**	26,897
Inventories	**6,548**	25,697
Prepayments	**386**	1,640
Debtors	**3,205**	-
Deferred tax assets	**-**	4,586
Payables	**(1,094)**	(2,570)
Provisions	**(422)**	(323)
	23,685	316,891
Cash outflow on acquisition of operating assets		
Cash consideration	**23,685**	316,891
Less		
Cash acquired	**-**	875
Cash payable	**7,463**	2,813
	16,222	313,203



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

38 Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible	**Drawn down**	**Unused**	**Accessible**	**Drawn down**	**Unused**
June 2003	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**
Bank overdraft facility (b), (d), (e)	**4,624**	**-**	**4,624**	**4,624**	**-**	**4,624**
Bank loan facilities (a), (e)	**404,374**	**177,719**	**226,655**	**-**	**-**	**-**
Total financing facilities (c)	**408,998**	**177,719**	**231,279**	**4,624**	**-**	**4,624**

	Consolidated Entity			Parent Entity		
	Accessible	Drawn down	Unused	Accessible	Drawn down	Unused
June 2002	$000	$000	$000	$000	$000	$000
Bank overdraft facility (b), (d), (e)	4,827	-	4,827	4,827	-	4,827
Bank loan facilities (a), (e)	434,355	346,239	88,116	43,761	-	43,761
Total financing facilities (c)	439,182	346,239	92,943	48,588	-	48,588

(a) Drawn facilities expire in December 2005.
(b) No specific expiry date.
(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.
(d) The overdraft facility includes a group set off arrangement. The amount of overdraft at 30 June 2003 included in this setoff was $0.611 million (2002: $16.860 million).
(e) The bank loan and overdraft facilities have certain loan convenants attached to them. As at balance date, the consolidated entity was in compliance with these convenants.

39 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity	
	2003	2002
	$'000	$'000
Earnings used in calculating basic earnings per share	**70,423**	123,808
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**159,168,685**	158,330,681
Effect of dilutive securities:		
Share options	**443,473**	1,351,496
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**159,612,158**	159,682,177

Conversions, calls, subscription or issues after 30 June 2003

Since the end of the financial year, 14,000 ordinary shares have been issued pursuant to the senior executive share option plan.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

40 Segment Information

Defined business segments	**Products/services**
Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.
Plasma Services	Collects human plasma used in manufacture of biopharmaceutical products for the human health industry.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia, USA and Europe. The geographic segment of Australasia comprises Australia and New Zealand.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

40 Segment Information (continued)

Business segments	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
2003						
External sales	812,389	168,055	64,704	255,196	-	1,300,344
Other external revenue	3,059	4,742	47	-	-	7,848
Intersegment revenue	905	639	-	-	(1,544)	-
Segment revenue	816,353	173,436	64,751	255,196	(1,544)	1,308,192
Unallocated revenue						5,015
Total revenue						1,313,207
Segment earnings	79,007	44,452	8,042	6,275	-	137,776
Borrowing costs						(34,228)
Unallocated expense net of unallocated revenue						(1,816)
Profit from ordinary activities before tax						101,732
Income tax expense						31,309
Profit from ordinary activities after tax						70,423
Segment assets	1,632,156	122,212	76,429	260,025	-	2,090,822
Cash assets						83,466
Unallocated assets						45,250
Total assets						2,219,538
Segment liabilities	185,118	22,303	7,990	20,261	-	235,672
Interest bearing liabilities						578,059
Provision for dividend						-
Unallocated liabilities						123,109
Total liabilities						936,840
Other Information						
Acquisition of property, plant and equipment and intangible assets	70,311	21,720	10,716	5,683	-	108,430
Unallocated acquisitions of property, plant and equipment						911
Total acquisitions						109,341
Depreciation and amortisation	93,779	4,228	2,843	17,315	-	118,165
Unallocated depreciation and amortisation						1,631
Total depreciation and amortisation						119,796
Other non-cash expenses	(1,862)	449	1	582	743	(87)

Geographic segments	Australasia $'000	USA $'000	Europe $'000	Eliminations $'000	Consolidated $'000
External revenues	476,846	637,520	198,841	-	1,313,207
Intersegment revenue	17,209	38,958	219,302	(275,469)	-
Total revenue	494,055	676,478	418,143	(275,469)	1,313,207
Segment assets	517,029	458,414	1,244,095	-	2,219,538
Acquisition of property, plant and equipment and intangible assets	45,284	37,456	26,601	-	109,341

82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

40 Segment Information (continued)

Business segments	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
2002						
External sales	848,127	145,421	60,874	281,990	-	1,336,412
Other external revenue	6,626	1,231	1,911	-	-	9,768
Intersegment revenue	-	432	-	-	(432)	-
Segment revenue	854,753	147,084	62,785	281,990	(432)	1,346,180
Unallocated revenue						4,002
Total revenue						1,350,182
Segment earnings	167,303	22,487	4,008	3,981	-	197,779
Borrowing costs						(33,457)
Unallocated expense net of unallocated revenue						(7,869)
Profit from ordinary activities before tax						156,453
Income tax expense						32,645
Profit from ordinary activities after tax						123,808
Segment assets	1,707,396	103,434	65,536	303,756	-	2,180,122
Cash assets						106,215
Unallocated assets						25,785
Total assets						2,312,122
Segment liabilities	247,663	16,691	14,116	27,241	-	305,711
Interest bearing liabilities						579,892
Provision for dividend						34,864
Unallocated liabilities						118,524
Total liabilities						1,038,991
Other Information						
Acquisition of property, plant and equipment and intangible assets	125,776	7,160	14,009	293,392	-	440,337
Unallocated acquisitions of property, plant and equipment						50
Total acquisitions						440,387
Depreciation and amortisation	90,893	4,008	2,883	15,223	-	113,007
Unallocated depreciation and amortisation						129
Total depreciation and amortisation						113,136
Other non-cash expenses	2,636	2,275	(9)	124	(28)	4,998

Geographic segments	Australasia $'000	USA $'000	Europe $'000	Eliminations $'000	Consolidated $'000
External revenues	437,871	680,396	231,915	-	1,350,182
Intersegment revenue	12,594	30,048	257,283	(299,925)	-
Total revenue	450,465	710,444	489,198	(299,925)	1,350,182
Segment assets	506,800	481,930	1,323,392	-	2,312,122
Acquisition of property, plant and equipment and intangible assets	25,725	313,233	101,429	-	440,387


82-3785

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Significant Purchaser

Significant volumes of the parent entity's sales of human pharmaceutical and plasma products are to the Australian Government.

42 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar and Swiss franc relative to certain foreign currencies, in particular the United States dollar and movement in interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the Swiss franc and Australian dollar value of US dollar receipts and payments. Forward exchange contracts in other currencies are purchased throughout theconsolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rates swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and
- Long term currency swaps are purchased to convert Australian dollar exposure on certain borrowings into Swiss franc exposures. The swaps entitle the consolidated entity to receive an agreed amount of Australian dollars, and oblige it to pay an agreed amount of Swiss francs, at the date of maturity of the swaps.

Interest Rate Risk

The consolidated entity has entered into interest rate swap contracts. These contracts are used to convert the variable interest rate of its borrowings to fixed interest rates.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

42 ***Financial Instruments (continued)***
Interest Rate Risk Exposures
The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

		Fixed interest rate maturing in					
	Floating Rate (a) $000	1 year or less $000	Over 1 year to 5 years $000	Over 5 years	Non-interest Bearing $000	Total $000	Average Interest Rate %
June 2003							
Financial Assets							
Cash at bank and on hand	**83,466**	-	-	-	-	**83,466**	**2.29**
Trade debtors	-	-	-	-	**157,499**	**157,499**	
Other debtors	-	-	-	-	**13,578**	**13,578**	
Cash deposits	-	-	-	-	-	-	
Loans to directors and employees	-	-	-	-	**7,649**	**7,649**	
Investment in non controlled entities	-	-	-	-	**2,786**	**2,786**	
	83,466	-	-	-	**181,512**	**264,978**	
Financial Liabilities							
Trade creditors	-	-	-	-	**110,744**	**110,744**	
Other creditors	-	-	-	-	**77,432**	**77,432**	
Swap payable	-	-	-	-	**31,571**	**31,571**	
Bank loans	**177,719**	-	-	-	-	**177,719**	**1.19**
Vendor loan	-	-	**25,142**	-	-	**25,142**	**4.75**
Bank overdraft	**611**	-	-	-	-	**611**	**8.35**
Other loans	-	-	**42,808**	**331,779**	-	**374,587**	**5.66**
Interest rate swap*	**(158,326)**	**27,776**	**130,550**	-	-	-	
	20,004	**27,776**	**198,500**	**331,779**	**219,747**	**797,806**	
June 2002							
Financial Assets							
Cash at bank and on hand	45,769	-	-	-	-	45,769	1.60
Trade debtors	-	-	-	-	175,686	175,686	
Other debtors	-	-	-	-	15,934	15,934	
Cash deposits	60,446	-	-	-	-	60,446	4.65
Loans to directors and employees	-	-	-	-	2,546	2,546	
Investment in non controlled entities	-	-	-	-	2,036	2,036	
	106,215	-	-	-	196,202	302,417	
Financial Liabilities							
Trade creditors	-	-	-	-	104,033	104,033	
Other creditors	-	-	-	-	103,042	103,042	
Swap payable	-	-	-	-	60,913	60,913	
Bank loans	346,238			-	-	346,238	4.80
Vendor loan	-	-	216,794	-	-	216,794	4.75
Bank overdraft	-	16,860	-	-	-	16,860	8.10
Interest rate swap*	(308,731)	37,998	270,733	-	-	-	
	37,507	54,858	487,527	-	267,988	847,880	

* Notional principal amounts
(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

42 Financial Instruments (continued)

Foreign Exchange Risk
The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(t).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2003		2002	
Currency	**2003**	2002	**Buy $000**	**Sell $000**	Buy $000	Sell $000
US dollars						
3 months or less	**0.6647**	0.5655	**16,541**	**(10,540)**	1,795	(58,326)
			16,541	**(10,540)**	1,795	(58,326)
Pounds sterling						
3 months or less	**0.4029**	-	**-**	**(2,482)**	-	-
New Zealand dollars						
3 months or less	**1.1434**	-	**3,061**	**-**	-	-
Euro						
3 months or less	**0.5831**	-	**3,776**	**-**	-	-
Swiss francs						
3 months or less	**0.9087**	0.8626	**47,111**	**(198,854)**	66,705	(118,906)
3 to 12 months	**1.0003**	1.0003	**-**	**(25,000)**	-	(15,000)
1 to 2 years	**1.0003**	1.0003	**-**	**(235,000)**	-	(50,000)
2 to 5 years	**-**	1.0003	**-**	**-**	-	(235,000)
			47,111	**(458,854)**	66,705	(418,906)
Australian dollars						
3 months or less	**0.8914**	0.8075	**198,854**	**(57,467)**	156,099	(47,367)
3 to 12 months	**1.0003**	1.0003	**25,000**	**-**	15,000	-
1 to 2 years	**1.0003**	1.0003	**235,000**	**-**	50,000	-
2 to 5 years	**-**	1.0003	**-**	**-**	235,000	-
			458,854	**(57,467)**	456,099	(47,367)
			529,343	**(529,343)**	524,599	(524,599)



CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

42 *Financial Instruments (continued)*

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summaries the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust $ $000	US $ $000	Swiss francs $000	Euro $000	Other $000	Total $000
June 2003						
Financial Assets						
Cash assets	**39,705**	**26,993**	**7,396**	**5,610**	**3,762**	**83,466**
Trade debtors	**54,644**	**81,916**	**2,370**	**10,661**	**7,908**	**157,499**
Other debtors	**5,990**	**1,416**	**5,183**	**685**	**304**	**13,578**
Employee loans	**7,649**	-	-	-	-	**7,649**
Investment in non controlled entities	**2,786**	-	-	-	-	**2,786**
	110,774	**110,325**	**14,949**	**16,956**	**11,974**	**264,978**
Financial Liabilities						
Trade creditors	**17,774**	**45,022**	**16,129**	**29,125**	**2,694**	**110,744**
Other creditors	**31,725**	**15,643**	**25,897**	**3,031**	**1,136**	**77,432**
Swap payable	-	-	**31,571**	-	-	**31,571**
Bank loans	-	-	**177,719**	-	-	**177,719**
Vendor loan	-	-	**25,142**	-	-	**25,142**
Other loans	-	**374,587**	-	-	-	**374,587**
Bank overdrafts	**611**	-	-	-	-	**611**
	50,110	**435,252**	**276,458**	**32,156**	**3,830**	**797,806**
June 2002						
Financial Assets						
Cash assets	68,850	33,236	1,382	1,520	1,227	106,215
Trade debtors	51,037	101,171	16,645	3,883	2,950	175,686
Other debtors	9,140	3,562	3,194	-	38	15,934
Employee loans	2,546	-	-	-	-	2,546
Investment in non controlled entities	2,036	-	-	-	-	2,036
	133,609	137,969	21,221	5,403	4,215	302,417
Financial Liabilities						
Trade creditors	23,324	62,949	12,301	3,014	2,445	104,033
Other creditors	17,388	7,897	61,179	572	16,006	103,042
Swap payable	-	-	60,913	-	-	60,913
Bank loans	-	21,239	324,999	-	-	346,238
Vendor loan	151	-	216,643	-	-	216,794
Bank overdrafts	16,860	-	-	-	-	16,860
	57,723	92,085	676,035	3,586	18,451	847,880

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

42 Financial Instruments (continued)

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	**2003 $000**	2002 $000
Australia	**98,759**	129,196
USA	**98,849**	110,993
Europe	**51,752**	55,497
Other	**15,618**	6,731
	264,978	302,417

Concentration of credit risk on financial assets is indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

Customer/Industry Classification	%	%
State and Federal Government	**16**	11
Financial Institutions	**27**	37
Other	**57**	52

Derivatives

The consolidated entity incurs credit risk on forward exchange contracts entered into with major banks. At balance date the consolidated entity's credit exposure in respect of such contracts is $Nil (2002: $Nil).

Net Fair Values of Financial Assets and Liabilities

The approach to determining the fair value of financial instruments is disclosed in Note 1(t).

The carrying amounts and estimated net fair values of financial assets and financial liabilities (including derivatives) held at balance date are given below. Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

	Consolidated Entity			
	2003		2002	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Financial Assets				
Investments in non-controlled entities	**2,786**	**2,786**	2,036	2,036
Loans to directors	**1,893**	**1,893**	86	86
Loans to employees	**5,756**	**5,756**	2,460	2,460
Financial Liabilities				
Short term debt	**611**	611	21,238	21,238
Long term debt	**552,306**	552,306	325,000	325,000
Swap payable	**31,571**	22,428	60,913	66,143
Vendor loan	**25,142**	25,142	216,794	216,794
Derivatives				
Interest rate swaps	**-**	(14,215)	-	(8,897)


82-3785

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Miss E A Alexander, AM
Mr A M Cipa
Mr C I R McDonald
Mr I A Renard
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors in the shares and options of the Company were:

CSL Limited

	Ordinary Shares	Share Options
P H Wade	18,427	
B A McNamee	770,333	100,000
E A Alexander	3,897	
A M Cipa	8,000	100,954
C I R McDonald	40,564	
I A Renard	3,962	
K J Roberts	3,564	
A C Webster	6,568	

3. Directors' Interests in Contracts

Particulars of directors' interests in contracts are to be found in Note 33 of the financial statements. This Report also sets out particulars of the Deed of Access, Indemnity and Insurance entered into by the Company with each director.

4. Directors' Meetings

During the year, the Board held 13 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met four times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities Committee met 13 times and comprises at least any two Directors, one of whom must be a non-executive director.


82-3785

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	13	13	*4		13		
B A McNamee	13	13	4		9		
E A Alexander	12	13	4	4			
A M Cipa	13	13	4		4		
C I R McDonald	12	13	4	4			
I A Renard	12	13	4	4			
K J Roberts	12	13			1	4	4
A C Webster	12	13				4	4

** Attended for at least part by invitation.*

5. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. No significant change in the nature of those activities has taken place during the year.

6. Operating Results

The consolidated profit of the consolidated entity for the financial year, after providing for income tax, amounted to $70.4m. This represents a 43% decline on the 2001-2002 result of $123.8m.

7. Dividends

The following dividends have been paid or declared since the end of the preceding financial year.

2001-2002 - A final dividend for the year ended 30 June, 2002, of 22 cents per ordinary share fully franked at 30% was paid on 10 October, 2002, out of profits for that year as declared by the Directors in last year's Directors Report.

2002-2003 - An interim dividend on ordinary shares of 12 cents per share, fully franked at 30%, was paid on 15 April 2003. The directors of the Company have declared a final dividend of 22 cents per ordinary share for the year ended 30 June 2003, to be paid out of profits for that year. The dividend is fully franked at 30%. The directors have also determined that a dividend reinvestment plan will be implemented, which will apply to that final dividend.

Total dividends for the 2002-2003 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 15 April 2003	$19,167
Final fully franked dividend payable on 10 October 2003	$35,187

8. Review of Operations

The Company's profitability was significantly affected by difficult US trading conditions and adverse foreign currency movements. However, ZLB Bioplasma AG increased its US market share for IVIG and commenced sales of this product in Europe, the Middle East and South America. JRH Biosciences acquired a bovine serum business in the US, commenced work on the construction of a new plant in the United Kingdom and expanded its presence in Asia. CSL Bioplasma increased its revenue due largely to increased volumes of plasma processed on behalf of the Australian Red Cross Blood


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Service and continuing to build on its Asian business. CSL Bioplasma also launched a new highly purified Factor VIII product (Biostate) onto the Australian market.

CSL Pharmaceutical achieved significant growth in vaccine sales during the year having launched a conjugated meningicoccal C vaccine and an improved influenza vaccine.

In R&D, Merck continues to make excellent progress in their Phase III clinical trial of the CSL licensed quadravalent vaccine for preventing cervical cancer and genital warts. In respect to the Company's Animal Health business, significant improvement in overall profitability was achieved despite severe drought conditions in both the US and Australia and a new leptospira vaccine facility was constructed, commissioned and validated at the Company's site in Omaha, Nebraska.

9. Significant changes in the State of Affairs

The financial performance of the Company had been significantly affected by an appreciating Swiss franc against the US dollar. A comparison of the average rate between the two currencies for each of the 2002 and 2003 financial years indicates that the Swiss franc has strengthened to the extent of 16% against the US dollar.

In addition, the average selling price in the US for the Company's largest single product, IVIG, reduced by 16% over the course of the year.

During the year the Company also entered into an exclusive agreement with Aventis to allow the Company to evaluate the opportunity to acquire AventisBehring LLC. Associated due diligence activities are still underway as at the date of this report and discussions are ongoing.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

10. Significant events after year end

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

11. Likely Developments and Future Results

Other than comments on likely developments or expected results of certain of the operations of the consolidated entity contained in the Year in Review in the Annual Report, it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to the likely developments in the operations of the consolidated entity and expected results from those operations in future financial years.

12. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to the highest safety and environmental standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces. The consolidated entity's sites throughout the world are required to meet the same stringent requirements established by the Board.



Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under both Australian State and Federal law. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections. The consolidated entity has a policy of complying with and, where appropriate, exceeding its environmental obligations.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2003.

13. Share Options

Unissued Shares

As at the date of this report, there were 4,993,030 unissued ordinary shares under options (4,435,130 at balance date). Refer to Note 28 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

Shares issued as a result of the exercise of options

During the financial year, employees and executive directors have exercised the option to acquire 1,219,977 fully paid ordinary shares in the Company at a weighted average exercise price of $6.58. Since the end of the financial year, a further 14,000 options have been exercised, at a weighted average exercise price of $11.45.

14. Directors and Officers Remuneration

Remuneration of senior executives within the Company is reviewed by the Human Resources Committee. Remuneration is determined as part of an annual performance review having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation.

Executives are also provided with longer term incentives through the Senior Executive Share Ownership Plan II ("SESOP II") and the Global Employee Share Plan, and in the case of the Managing Director, an individual, long term performance incentive, which act to align the executives' actions with the interests of the shareholders.

The incentive for the Managing Director is designed to encourage him to conduct the Company's business with a view to the Company's share price outperforming an appropriate ASX industrial index progressively over a period of ten years and for him to remain with the Company over that period. If the Company's share price underperforms that ASX index over a relevant period, no amount is payable in respect of that period. Details regarding the issue of share options under these Plans are provided in Note 28 to the financial statements.



As described in the Notice of Meeting for the 2003 Annual General Meeting, the Company proposes to replace the SESOP II with a new Long Term Incentive Plan.

Non-executive directors are not entitled to performance based bonuses or share options. The Board has implemented a Non-Executive Directors' Share Plan under which at least 20% of a directors' base fees are taken in the form of shares in the Company. That Plan was approved by the Company's shareholders at the 2002 Annual General Meeting.

The Board meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate this peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors ($A) and the five most highly remunerated officers of the Consolidated Entity and the Company are as follows:

	Salary $	Fee $	Bonus $	Super $	Cash Total $	Attributable Option value under ASIC guidelines (7) $	Total $	Component of Attributable Option value relating to options granted in prior years (7) $	Number of Options Granted during the year
P H Wade	-	200,000	-	18,000	218,000	-	218,000	-	-
B A McNamee (4), (5)	1,103,830	-	-	-	1,103,830	4,120,209	5,224,039	-	204,600
A M Cipa	387,231	-	73,500	31,797	492,528	249,677	742,205	249,677	-
E A Alexander	-	100,000	-	9,000	109,000	-	109,000	-	-
C I R McDonald	-	92,500	-	8,325	100,825	-	100,825	-	-
I A Renard	-	92,500	-	8,325	100,825	-	100,825	-	-
K J Roberts	-	95,000	-	8,550	103,550	-	103,550	-	-
A C Webster	-	90,000	-	8,100	98,100	-	98,100	-	-
P DeHart (1), (3)	1,446,992	-	-	-	1,446,992	-	1,446,992	-	-
P Turner (1), (6)	746,698	-	-	28,344	775,042	456,017	1,231,059	307,177	75,000
C Armit	359,019	-	97,500	28,080	484,599	493,046	977,645	393,820	50,000
P Grujic (1), (6)	500,931	-	111,366	20,500	632,797	177,346	810,143	177,346	-
G Naylor (1), (6)	560,004	-	68,062	10,534	638,600	121,541	760,141	42,160	40,000
P Turvey (2)	273,416	-	62,400	37,440	373,256	273,630	646,886	174,404	50,000
P Bordonaro (2)	307,900	-	50,400	24,366	382,666	249,705	632,371	249,705	-
A Cuthbertson (2)	255,501	-	27,700	21,499	304,700	260,374	565,074	111,534	75,000
D Gearing (2)	173,406	-	9,451	15,606	198,463	228,388	426,851	168,853	30,000

Note 1: P DeHart, P Turner, P Grujic and G Naylor were not employees of the parent entity during the financial year. P DeHart, P Grujic and G Naylor salaries are paid in $US and P Turner in Swiss Francs, but reported in $A at the average exchange rate.

Note 2: P Turvey, P Bordonaro, A Cuthbertson and D Gearing are included to disclose the top five executives of the parent entity.

Note 3: The amount shown as salary for P DeHart includes redundancy entitlements and other contractual obligations consistent with his termination entitlements.

Note 4: The parent entity has entered into a Memorandum of Understanding with Dr B A McNamee dated 16 July 1998 (the MOU). The issue of shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee under the MOU was approved by the Company's shareholders at the 2000 Annual General Meeting. The incentive is designed to encourage him to conduct the consolidated entity's business with a view to the parent entity's share price out performing an appropriate ASX industrial index progressively from 31 August 1998. If the parent entity's share price underperforms the said ASX index over the relevant period, no amount is payable in respect of that period. In September 2002, Dr B A McNamee was issued 204,600 options at 1 cent per share in accordance with this agreement for the entity's progressive share price performance from 31 August 1998 to 31 August 2002. In accordance with the MOU, Dr B A McNamee will not receive any options for the parent entity's progressive share price performance for the financial year ended 30 June 2003.

Note 5: The amount shown as salary for Dr B A McNamee includes $164,899 as a US living allowance.

Note 6: The amounts shown as salary for P Turner, P Grujic and G Naylor includes ex-patriate living allowances.

Note 7: Options issued under the Senior Executive Share Ownership Plan have been valued using the Black-Scholes option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the option evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executives' remuneration in prior years using the grant date basis of measurement.


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15. Indemnification of Directors and Officers
During the financial year, the following insurance and indemnity arrangements were in place concerning directors and officers of the consolidated entity:

The Company has executed a Director's Deed with each director, as approved by the Board and pursuant to a waiver granted by the Australian Securities and Investments Commission under section 196(1) of the Corporations Act, regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a Subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $375,514 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and


82-3785

expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

16. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)
Melbourne
21 August 2003

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 34 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated 21 August 2003


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ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent Audit Report to Members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.



We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Ivan Wingreen
Partner
Melbourne
21 August 2003



MEDIA RELEASE
21 August 2003

CSL ANNOUNCES FULL YEAR RESULT

In a year when CSL's profitability has been significantly affected by difficult US trading conditions and adverse foreign currency movements, the Company announced today that it achieved net profit after tax of $70.4m, a decrease of 43% over the previous year.

Group sales decreased by 3% to $1300m producing a profit after tax before amortisation of goodwill of $112.6m, a decrease of 31% on the previous year's result. The consolidated earnings before interest, income tax, depreciation and amortisation (EBITDA) were $255.1m, a decrease of 15% on the corresponding period last year, although at constant currency rates EBITDA only declined by 1%. Nevertheless the Company maintained its commitment to R&D by continuing to invest $91m, and which amount had been fully expensed in the result.

This result is consistent with the announcement made by the Company on 15 May, 2003.

Expressing their confidence in the future performance of the Company, the Directors have declared a final dividend of 22 cents per share fully franked, being the same as last year. The final dividend will be payable on 10 October, 2003, bringing the total dividend for the year to 34 cents per share, representing a payout ratio of 48% (based on EPS after tax before goodwill amortisation).

CSL's Managing Director, Dr Brian McNamee, said that currency movements disguised the underlying strength of the company's operations, "Although revenues declined by 3% in actual terms year on year, at constant currency rates revenues grew by 6%."

"In particular, CSL's Pharmaceutical Division generated sales revenues, excluding logistics, in excess of $200m for the first time with growth of 23% year on year," he said. Dr McNamee added that another highlight was the performance of JRH Biosciences Inc with revenue growth in US dollars of 28% to US$90.2m.

In addition Dr McNamee advised that although reported profitability had been impacted by adverse currency movements, cash flows from operations were $115.5m and the balance sheet had strengthened with gearing reduced to below 30% emphasising the strong financial position of the group.

Commenting on the plasma products industry, Dr McNamee said there was evidence that prices for IVIG in the US were beginning to stabilise and he observed that from recent announcements it appeared that corrective action was being taken by participants to address the market over-supply situation.

Aventis Behring

Dr McNamee said that CSL's discussions with Aventis to acquire the Aventis Behring plasma products business were continuing. Due diligence activities on operational matters had been well advanced. Work still remained to be done on legal, separation, IT and financial issues.

/2...

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

HPV Vaccine

In relation to progress on new product development, Dr McNamee confirmed that the multinational Phase III registrational vaccine program with Merck on the quadrivalent HPV vaccine was now well underway following compelling evidence of efficacy in a Phase II clinical trial of a vaccine against HPV 16 alone.

Dividend Reinvestment Plan (DRP)

CSL also announced today that, in response to shareholders' requests, it will establish a DRP to enable shareholders to use their dividends to acquire additional shares in the Company. The purchase price at which shareholders will acquire CSL shares under the DRP will be at a discount of 2.5% to the volume weighted average price of CSL shares traded on the ASX over the ten trading day period commencing on 28 September, 2003, being the second day after the record date for that dividend. This offer will be limited to shareholders with registered addresses in Australia and New Zealand. The offer to participate will be sent to shareholders on 1 September, 2003.

For further information, please contact:

Dr Brian McNamee or Mr Tony Cipa
Managing Director Finance Director

Ph: +61 3 9389 1601



Group Results

	2003 $m	2002 $m
Sales	1,300.3	1,336.4
Other Revenue	12.9	13.8
Total Revenue	**1,313.2**	**1,350.2**
Depreciation/Amortisation	119.8	113.1
Net Interest Expense/(Income)	33.5	29.6
Tax Expense	31.3	32.6
Profit after tax before Goodwill Amortisation	**112.6**	**163.6**
Amortisation of Goodwill after tax	42.2	39.8
Net Profit from Ordinary Activities	**70.4**	**123.8**
Final Dividend (cents)	22.0	22.0
EPS diluted (cents)	44.1	77.5
EPS after tax before Goodwill Amortisation diluted (cents)	70.6	102.4

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY


CSL

CSL Limited

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY

CSL

Highlights 2002/03

- JRH Biosciences sales growth 28% to US$90.2m
- CSL Pharma sales (ex Logistics) growth 23% to $201.8m
- 2nd half Cash Flow from Ops $90.7m
- Improved financial gearing to below 30%


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Year in Review 2002/03

- Financial Performance

			Forex adj
– Revenues	$1,313m	-3%	6%
– EBITDA	$255.1m	-15%	-1%
– NPAT(bef Amort)	$112.6m	-31%	-10%
– NPAT	$70.4m	-43%	-15%
– R&D investment	$91.5m	-2%	
– Effective tax rate		31%	



Sales by Business Unit

June 2003 $1,300.3m

ZLB Plasma Services 20%
Animal Health 5%
Biosciences 13%
CSL Bioplasma 13%
Pharmaceutical 19%
ZLB Bioplasma 30%

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY


CSL
Total Revenues
$1,500
$1,250
$1,000
$750
$500
$250
$0
Million
504.3
854.8
1350.2
1431.9
1313.2
2000
2001
2002
2003
Year ended 30 June
Constant Forex
AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY


CSL
R&D Investment
$100
$80
$60
$40
$20
$0
Million
43.5
81.2
93.3
91.5
93.0
2000
2001
2002
2003
Year ended 30 June
AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY
82-3785


CSL
EBITDA
Million
$300
$250
$200
$150
$100
$50
$0
110.8
208
299.2
294.6
255.1
2000
2001
2002
2003
Year ended 30 June
Constant Forex
AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY



NPAT before Goodwill

Million
$175
$150
$125
$100
$75
$50
$25
$0
54.4
102.4
163.6
147.0
112.6
2000
2001
2002
2003
Year ended 30 June
Constant Forex

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY


CSL
Operating Profit after Tax
$150
$125
$100
$75
$50
$25
$0
Million
54.4
78.2
123.8
104.8
70.4
2000
2001
2002
2003
Year ended 30 June
Constant Forex
AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY



Business Unit Performance

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY



Business Unit Performance



- ZLB Bioplasma
  - Revenues $398.5m (-16%)
  - EBITDA $69.3m
  - Plasma throughput 1.4m litres
  - Result adversely impacted by
    - US in market pricing
    - Appreciating Swiss Franc
    - Phasing of entry to European markets



Business Unit Performance

- ZLB Bioplasma US
  - US sales $242.4m
  - IVIG 3.6m grams increase of 18%
  - Estimated market share 14%
  - Current contract NanoFiltered IVIG US$38/gm



82-3785

CSL

Business Unit Performance

- ZLB Bioplasma Europe
  - European infrastructure in place
  - Strong 2nd half sales $34m to $63m
  - 2003/04 growth from first full year of operations under Sandoglobulin


82-3785



Business Unit Performance

- ZLB Bioplasma 2003/04 outlook
  - Plasma throughput approx 1.7m litres
  - Full 12 months European sales
  - New product launch (late 2nd half)
    - Liquid IVIG
    - Rhophylac®



Business Unit Performance

- **ZLB Bioplasma sensitivities 2003/04 outlook**
- **NPAT impact on Group**

	AUD
+10% appreciation of USD/CHF	$32m
+10% price increase IVIG	$24m
+10% volume IVIG	$8m



Plasma Industry Dynamics

Industry focus returning to fundamentals

- *A number of market participants have recently taken steps to rationalise their production assets and focus on maximising economic returns*



Plasma Industry Dynamics

Why should prices recover

- Sector overreacted to IVIG shortages
  - Increased capacity
  - Focus on manufacturing scale
  - Long planning cycle 2-3 years
- Excess of supply forced down prices
- Increased IVIG demand of 8-10%



Plasma Industry Dynamics

Why should prices recover

- *Corrective action*
  - *Plasma collections and infrastructure reducing*
  - *Focus now on profitable litres rather than manufacturing scale*
  - *Emphasis on Working Capital and cash generation*


82-3785



Business Unit Performance

- Pharmaceutical
  - Growth (excluding Logistics) 23%
  - Expansion in higher margin products
    - Tramal 70% increase
    - Fluvax record number doses
    - Menjugate sales $27m
  - Expense control



Business Unit Performance

- Bioplasma (Australia)
  - Sales growth 10%
  - Plasma intake growth 6%
  - Intragam® P yield gains
  - Continued export growth 16%
  - Increased operating expenses
    - plasma segregation
    - PCR testing



Business Unit Performance

- JRH Biosciences
  - Sales increase 16% [USD 28%]
  - Strong margin growth
  - Market conditions remain robust
  - High growth in media products, FBS 26% (Australian & US) and Dry Powder 34%
  - Biotech approvals (demand) continues



Business Unit Performance

- Animal Health
  - Sales growth US19%, Domestic 6%
  - Strong performance in
    - Sheep vaccines
    - Manufacturing productivity
  - Spirovac® facility on track
    - first sales ex facility May 2003
    - full 12 months operation 2003/04



Business Unit Performance

- Plasma Services
  - Sales $255.2m
  - Operating efficiencies improved
  - action taken to reduce collections
    - closed high cost centres
    - reduced donor fees
    - reduced hours of operation



R&D Highlights

- Liquid IVIG and Rhophylac
  - BLA submissions accepted by FDA
- Thiomersil-free FluVax launched in Australia
- Excellent human tolerability and immunogenicity with ISCOMATRIX therapeutics - HCV, HPV, melanoma
- rHDL preclinical stroke data
  - reduce brain lesions 60% at 6hrs
  - validated by international experts
- Haemostatic dressing in 3-way preclinical assessment with US Army


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R&D by Business Unit

June 2003 $91.5m

Plasma Life Cycle 27%
Animal Health 7%
Biosciences 7%
Innovation 16%
Pharm Life Cycle 13%
Plasma Innovation 30%

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY



Foreign Exchange

- USD depreciates sharply against the Swiss Franc
  - Average rate 2002 — 1.67
  - Average rate 2003 — 1.42
  - Current rate approx — 1.39
  - 5 year average rate — 1.56
  - 10 year average rate — 1.48
  - 2002/03 NPAT impact — $32m



Foreign Exchange

- Profit impact greater than cash impact
  - USD plasma purchases provide natural hedge (cash)
  - majority profit impact on natural hedge held in inventory
- Appreciating AUD
  - financial impact on profit translation $2.4m



Working Capital

- Cash Flow from Operations $115.5m
  - Strong 2nd half $90.7m
  - Inventory reduction 2nd half $47.3m
  - Improving inventory turns
  - Emphasis on working capital management
- Cash flow demonstrates success of natural hedge


CSL

Debt Restructure

- **Private Placement US$250**
  - maturity spread improved
  - lower borrowing costs
  - natural hedge against US assets
- **Multi-Currency Facility**
  - CHF borrowed at 1.4%
  - Foundation debt repaid
  - Break costs CHF3.75m to be recovered by early 2004 in interest savings

- **Benefits**
  - more efficient natural hedge
  - tax structure
  - reduces gearing

CSL

Group Results

	2003 $m	2002 $m
Sales	1,300.3	1,336.4
Other Revenue	12.9	13.8
Total Revenue	**1,313.2**	**1,350.2**
Depreciation/Amortisation	119.8	113.1
Net Interest Expense/(Income)	33.5	29.6
Tax Expense	31.3	32.6
Profit after tax before Goodwill Amortisation	**112.6**	**163.6**
Amortisation of Goodwill after tax	42.2	39.8
Net Profit from Ordinary Activities	**70.4**	**123.8**
Final Dividend (cents)	22.0	22.0
EPS diluted (cents)	44.1	77.5
EPS after tax before Goodwill Amortisation diluted (cents)	70.6	102.4





Aventis Behring Analysis

- Phase I Due Diligence
  - Manufacturing
  - Marketing
  - Quality
  - Plasma collection

  } Nearing Completed

- Phase II Due Diligence
  - Finance
  - Legal
  - Taxation

  } Advancing

- Slowed due to Northern Hemisphere vacation period



Aventis Behring Analysis

- Decision making process
  - Incorporate diligence results in M&A model
  - Complete analysis
    - Valuation
    - Financing
  - Negotiate Sale & Purchase agreement terms
  - Assess integration issues

